UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE AND SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☑	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2005.

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan

Boston Private Financial Holdings, Inc.

Ten Post Office Square

Boston, Massachusetts 02109

REQUIRED INFORMATION ATTACHED

1.	Audited statements of Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

2.	Audited statements of changes in Net Assets Available for Benefits in accordance with the financial reporting requirements of ERISA.

3.	Written consent of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PROFIT SHARING PLAN

By:	BOSTON PRIVATE FINANCIAL HOLDINGS, INC. 401(k) PLAN COMMITTEE, as Plan Administrator

By:	/s/Gerald Raphel
Name:	Gerald Raphel
Title:	Senior Vice President – Human Resources Boston Private Financial Holdings, Inc.

Date:	July 13, 2006

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA) have been omitted because there is no information to report.

KPMG LLP	Telephone	617 988 1000
99 High Street	Fax	617 988 0800
Boston, MA 02110-2371	Internet	www.us.kpmg.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boston, Massachusetts

July 12, 2006

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash and cash equivalents	$127,594	98,657

Investments, at fair value (note 3):
Common stock – Boston Private Financial Holdings, Inc.	2,569,486	2,408,620
Self directed brokerage assets	4,516,519	5,047,190
Diversified investment funds	27,967,217	22,855,042
Participant loans	472,505	293,470

Total investments	35,525,727	30,604,322

Receivables:
Employer contributions	146,543	154,802
Employee contributions	—	4,326
Other receivables	260	8,869

Total receivables	146,803	167,997

Total assets	35,800,124	30,870,976

Liabilities:
Total liabilities	—	316

Net assets available for benefits	$35,800,124	30,870,660

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Additions to net assets attributed to:
Investment income:
Dividends and interest income	$238,015	176,609
Net appreciation of investments (note 3)	1,749,631	2,441,883

Total investment income	1,987,646	2,618,492

Contributions:
Participant	3,625,079	3,128,160
Employer	1,271,253	1,156,907
Rollover	765,918	536,157
Other Contributions	10,582	—

Total contributions	5,672,832	4,821,224

Total additions	7,660,478	7,439,716

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	2,657,307	321,163
Expenses	73,707	60,269

Total deductions	2,731,014	381,432

Net increase in net assets	4,929,464	7,058,284
Net assets available for benefits:
Beginning of year	30,870,660	23,812,376

End of year	$35,800,124	30,870,660

See accompanying notes to financial statements.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(1)	Plan Description

The following description of Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan (the Plan) provides general information only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC), sponsored by Boston Private Financial Holdings, Inc. (the Company). This Plan is a continuation of Boston Private Bank & Trust Company 401(k) Plan (the BPB&TC Plan). As of July 1, 2002, the assets of the Westfield Profit Sharing Plan (the Westfield Plan), the RINET Company, Inc. Salary Reduction Contribution Plan (the RINET Plan), the Sand Hill Advisors, Inc. Profit Sharing 401(k) Plan (the Sand Hill Plan), the E.R. Taylor Investments, Inc. 401(k) Profit Sharing Plan (the BP Value Plan), and the Borel Bank Salary Deferral 401(k) Plan (the Borel Plan and, together with the foregoing, the Prior Plans) were merged into the Plan. There have been no additional plan mergers since July 1, 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees who have attained the age of 21 and completed one hour of service are eligible to participate in the plan on the first day of the calendar quarter following their date of hire.

(b)	Contributions

In 2005 and 2004, participants could have contributed up to 25% of their eligible pre-tax compensation to the Plan but could not exceed the annual dollar limit allowed by the IRC ($14,000 in 2005 and $13,000 in 2004). For tax years beginning after December 31, 2001, participants who will be at least fifty years old by the end of the tax year may make additional contributions (catch-up contributions). The maximum amount of the annual catch-up contribution depends on the type of the plan involved as well as the tax year for which the contribution is being made. In 2005, eligible participants may have elected to contribute up to $4,000 of their compensation as a catch-up contribution.

Boston Private Bank & Trust Company, Westfield Capital Management, RINET Company, Inc., Sand Hill Advisors, Inc., Boston Private Value Investors, and Borel Private Bank & Trust Company (the Participating Employers), at their discretion, may make a matching contribution equal to a set percentage. The percentage of the matching contribution is determined by the Participating Employer’s Board of Directors each year and only the participant’s contribution, up to a maximum of 6% of the participant’s annual compensation will be eligible for a matching contribution. Each Participating Employer, in addition to participating employer matching contributions, may elect to make a discretionary contribution. The amount of such contribution, if any, will be determined and voted on by the Board of Directors of each Participating Employer. In addition, Participating Employers may elect to make a discretionary contribution in the form of shares of common stock of the Plan Sponsor. If such stock contribution is made by any Participating Employer in any Plan Year, it will be allocated on a per capita basis.

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

Participants may contribute to a separate rollover account certain amounts which have been distributed from another tax-qualified retirement plan or an individual retirement account. Participants are fully vested at all times for any amounts credited to the rollover account.

(c)	Vesting

Participants are immediately vested in their contributions and Company Stock plus earnings thereon. Upon the completion of two years of service participants become 50% vested and are eligible to receive benefits in the employer matching contribution. Participants become 100% vested in the employer matching contribution at the earlier of completion of three years of service or attainment of normal retirement age. For employer discretionary contributions, participants become 20% vested at completion of one year of service and vest an additional 20% a year until they become fully vested at five years of service. In the event that a participant reaches normal retirement age before the completion of five years of service or employment is terminated due to retirement, death or disability, the participant becomes 100% vested.

If employment is terminated prior to normal retirement age for reason other than death or disability, the participant becomes vested in accordance with the following schedules:

Participating Employer Matching Contributions

Years of service	Vesting percentage
Less than two years	—%
2 years	50
3 years	100

Participating Employer Discretionary Contributions

Years of service	Vesting percentage
Less than one year	—%
1 year	20
2 years	40
3 years	60
4 years	80
5 years	100

(d)	Payment of Benefits

If the amount of the benefit exceeds $5,000, then the participant may elect to receive the benefit under one or any combination of the following methods:

(a)	Lump sum in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund);

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(b)	Cash payments in quarterly installments over a period of five, ten or fifteen years;

(c)	Maintain vested account balances in the Plan and delay distribution until a participant’s 65th birthday or death, which ever is earlier;

(d)	Transfer vested account balances to the trustee of another tax-qualified retirement plan or the trustee or custodian of a participant’s individual retirement account; or

(e)	Purchase a nontransferable annuity contract from a life insurance company, providing monthly payments over a specified period of time not to exceed the participant’s life expectancy or the joint expectancy of the participant and the participant’s designated beneficiary.

If the amount of the benefit does not exceed $5,000 the participant may elect to receive the benefit under one of the following methods:

(a)	Lump sum cash payment;

(b)	Direct rollover to the trustee of another tax-qualified retirement plan, as elected by the participant.

If the amount of the benefit does not exceed $1,000 and the participant does not elect one of the above options, the administrative committee of the 401(k) Plan (the Committee), as appointed by the Board of Directors will direct Mass Mutual (the Trustee) to distribute the benefit to the participant in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund). However, if the benefit exceeds $1,000 but does not exceed $5,000 and the participant does not elect one of the above options the benefit is paid out in the following manner:

(a)	The distribution shall be made in one lump sum payment in cash (or in shares of Boston Private Financial Holdings, Inc. Common Stock to the extent vested accounts are invested in the BPFH Stock Fund) if the participant is age 65 or older;

(b)	The Committee shall direct the Trustee to pay the distribution in a direct rollover to an individual retirement plan designated by the Committee in accordance with the Section 401(a) (31) (B) if the participant is under age 65.

(e)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and the employer’s contribution. Upon withdrawal from the Plan, participants are entitled to the amount they have contributed, their Company Stock account, the amount of their employer matching contributions and employer discretionary contributions in which they are vested and any earnings credited to their account.

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(f)	Participant Loans

The Plan provides for participant loans with plan administrator approval. The maximum aggregate loan amount that may be outstanding at one time is 50% of a participant’s total vested account balance, not to exceed $50,000. The $50,000 maximum will be reduced by the participant’s highest outstanding loan balance in the previous 12 months, even if amounts have been repaid. A participant may not have more than two loans outstanding at any one time: one general purpose loan and the second loan to be used in conjunction with the participant’s primary residence. However, effective May 15, 2003, this has been amended allowing a participant to have two general purpose loans and, thus, eliminating the requirement that the second loan be used for primary residence purposes only. The minimum loan amount allowed under the Plan is $1,000. Until otherwise determined by the trustee, the interest rate on all loans given shall be the prime rate plus 2%.

All loans are required to be repaid within five years of the date of the loan unless the purpose of the loan is to acquire a principal residence, in which case the repayment period can be up to twenty years. Defaults on loans are treated as a distribution of the participant’s account balance.

(g)	Participant Investment Options

Participants may elect to suspend contributions at any time. Although they can only change their future contributions during open enrollment, which is the first day of any quarter, participants may reallocate their prior and future contributions on a daily basis. Plan participants may direct their investments into shares in the following diversified investment funds, in addition to the self directed brokerage account (SDBA):

a)	Government Money Market Fund

b)	Premier Core Bond Fund

c)	Quest Balanced Fund

d)	Select Fundamental Value Fund

e)	Select Indexed Equity Fund

f)	Premier Capital Appreciation Fund

g)	Select Focused Value Fund

h)	Select Blue Chip Growth Fund

i)	Premier Small Co. Opportunities Fund

j)	Select Mid Cap Growth II Fund

k)	Select Small Co. Growth Fund

l)	Select Overseas Fund

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

m)	Premier Global Opportunities Fund

n)	Conservative Journey Fund

o)	Moderate Journey Fund

p)	Aggressive Journey Fund

q)	Premier Short-Duration Bond Fund

r)	Select OTC 100 Fund

s)	Growth Fund

t)	Boston Private Financial Holdings, Inc. Common Stock (BPFH Stock Fund)

(h)	Forfeitures

As of December 31, 2005 and 2004, forfeited nonvested accounts totaled $150,647 and $116,584, respectively. These amounts will be used to reduce future employer contributions. During 2005 and 2004, employer contributions were reduced by $31,668 and $41,811, respectively, from forfeited nonvested accounts.

(i)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become fully vested in their employer contributions.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting.

(b)	Investment Valuation and Income Recognition

Investments are stated at fair value as determined by quoted market prices. Participant loans are valued at the outstanding balance, which approximates fair value.

Purchases and sales of securities are reflected on the trade-date basis. Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date.

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(c)	Administrative Expenses

Certain administrative expenses such as auditing and legal fees are paid directly by the Company and, accordingly, are not reflected in the accompanying financial statements. However, other administrative costs such as check charges for participant distributions and the annual fee for self directed brokerage accounts are paid for by the participants. Participant paid expenses are deducted directly from their account balance and, therefore, are reflected in the accompanying financial statements.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Cash and Cash Equivalents

The Plan considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents, excluding those Money Market Funds which are investment options for participants.

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(3)	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at the end of year:

	Number of shares/units	Fair value
December 31, 2005:
Self Directed Brokerage Assets*	—	$4,516,519
Government Money Market Fund*	18,141	2,972,848
Select Mid Cap Growth II Fund	13,171	2,773,190
Boston Private Financial Holdings, Inc. Common Stock*	84,467	2,569,486
Select Fundamental Value Fund	20,476	2,453,056
Premier Capital Appreciation Fund*	15,672	2,406,679
Select Indexed Equity Fund	24,380	2,362,103
Select Focused Value Fund	10,976	2,298,416
Premier Core Bond Fund*	15,613	2,221,300

December 31, 2004:
Self Directed Brokerage Assets*	—	$5,047,190
Premier Capital Appreciation Fund*	21,065	3,081,623
Boston Private Financial Holdings, Inc. Common Stock*	85,503	2,408,620
Select Focused Value Fund	10,191	2,066,569
Premier Core Bond Fund*	14,769	2,059,040
Select Mid Cap Growth II Fund	10,788	2,011,240
Select Indexed Equity Fund	20,852	1,934,903
Select Fundamental Value Fund	16,477	1,840,012

*	Represents a party-in-interest to the Plan.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,749,631 and $2,441,883, respectively, as shown in the following table:

	2005	2004
Common stock – Boston Private Financial Holdings, Inc.	$197,545	281,315
Self directed brokerage assets	168,584	261,358
Diversified investment funds	1,383,502	1,899,210

	$1,749,631	2,441,883

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(4)	Tax Status

The Plan received a favorable determination letter, dated March 23, 2004, from the Internal Revenue Service indicating that the Plan is qualified under IRC Section 401(a) and is exempt from federal income taxes under IRC Section 501(a). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is currently designed and is operating in accordance with its terms and in conformity with the applicable requirements of the IRC. None of the four amendments that have been made to the Plan since March 23, 2004, are considered to be significant. The most recent amendment relates to new guidelines for the payment of benefits and is discussed in footnote 1(d).

In December 2004, the Department of Labor (DOL) cited BPFH for several late contributions of employee funds. While these payments were generally made within the time frame established by the IRC, the DOL takes the position that contributions should be made “as of the earliest date on which such contributions can reasonably be segregated from the employer’s general assets, but no later than the 15th business day of the month following the month in which participant contributions are withheld”. As a corrective action in January 2005, the Plan Sponsor paid $10,334 to the Plan to ensure compliance with the DOL findings.

(5)	Related Party Transactions

There are several components of the Plan that qualify as related party transactions. Some Plan investments are shares of diversified investment funds managed by Mass Mutual Financial Group. As Mass Mutual Financial Group is the recordkeeper of the Plan it qualifies these transactions as party-in-interest transactions.

Certain Plan investments are shares of Boston Private Financial Holdings, Inc. Common Stock. Boston Private Financial Holdings, Inc. is the Plan Sponsor and, as such, transactions in BPFH Common Stock qualify as party-in-interest. Administrative expenses paid directly by the Company [Footnote 1(f)], as well as participant loans [Footnote 2(e)] qualify as party-in-interest transactions.

In 2004 Plan investments included shares of diversified investment funds managed by Sand Hill Advisors that had a market value of $594,534. Sand Hill Advisors is an affiliate of Boston Private Financial Holdings, Inc. and a member of the Plan which qualified these transactions as party-in-interest.

(6)	Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$35,800,124	30,870,660

Plan receivables (accrual accounting) not recorded on Form 5500:
Employer contributions	(146,543)	(154,802)
Employee contributions	—	(4,326)
Other receivables	—	(8,763)

Total current year receivables	(146,543)	(167,891)

Plan liabilities recorded on Form 5500:
Employee distribution	—	(435,491)

Total current year liabilities	—	(435,491)

Net assets available for benefits per the Form 5500	$35,653,581	30,267,278

(Continued)

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2005 and 2004

The following is a reconciliation of net increase in net assets per the financial statements for the years ended December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net increase in net assets per the financial statements	$4,929,464	7,058,284

Plan receivables (accrual accounting) not recorded on Form 5500:
Reverse prior year accrual – employer contributions	154,802	57,982
Reverse prior year accrual – employee contributions	4,326	7,747
Reverse prior year accrual – other contributions	8,763	51,192

Total prior year receivables	167,891	116,921

Employer contributions	(146,543)	(154,802)
Employee contributions	—	(4,326)
Other receivables	—	(8,763)

Change in total current year receivables not recorded	(146,543)	(167,891)

Total net receivables not recorded	21,348	(50,970)

Plan liabilities recorded on Form 5500:
Reverse prior year accrual – employee distribution	435,491	(435,491)

Total current year liabilities	435,491	(435,491)

Net increase in plan assets per the Form 5500	$5,386,303	6,571,823

The majority of reconciling items occur because the Form 5500 is maintained on a cash basis whereas the financial statements are maintained on an accrual basis. The DOL, however, requires that amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, should not be reported as liabilities on the financial statements but reported on Form 5500 as such.

(8)	Subsequent Events

In January 2006, the assets of First State Bank of California 401(k) Plan (the FPB&T Plan) and KLS Professional Advisors Group, Inc. 401(k) Employee Savings Plan (the KLS Professional Advisors Plan) were merged into the Boston Private Financial Holdings, Inc. 401(k) Profit Sharing Plan. Also on January 1st, the employees of Dalton Greiner, Harman, and Maher Co., LLC joined the Plan as new participants.

BOSTON PRIVATE FINANCIAL HOLDINGS, INC.

401(k) PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investments		** (d) Cost	(e) Current value
*	Self Directed Brokerage Assets	—	units of participation	—	$4,516,519
*	Government Money Market Fund	18,141	units of participation	—	2,972,848
	Select Mid Cap Growth II Fund	13,171	units of participation	—	2,773,190
*	Boston Private Financial Holdings, Inc. Common Stock	84,467	shares	—	2,569,486
	Select Fundamental Value Fund	20,476	units of participation	—	2,453,056
*	Premier Capital Appreciation Fund	15,672	units of participation	—	2,406,679
	Select Indexed Equity Fund	24,380	units of participation	—	2,362,103
	Select Focused Value Fund	10,976	units of participation	—	2,298,416
*	Premier Core Bond Fund	15,613	units of participation	—	2,221,300
	Select Overseas Fund	12,889	units of participation	—	1,633,605
*	Premier Small Co. Opportunities Fund	5,079	units of participation	—	1,403,892
*	Aggressive Journey Fund	10,229	units of participation	—	1,291,335
	Select Small Co. Growth Fund	10,646	units of participation	—	1,211,045
*	Moderate Journey Fund	8,488	units of participation	—	1,105,090
	Select Blue Chip Growth Fund	4,595	units of participation	—	985,307
*	Global Opportunities Fund	3,872	units of participation	—	913,981
*	Quest Balanced Fund	6,257	units of participation	—	850,433
*	Conservative Journey Fund	5,759	units of participation	—	775,036
*	Premier Short-Duration Bond Fund	943	units of participation	—	125,617
	Growth Fund	682	units of participation	—	120,163
	Select OTC 100 Fund	1,534	units of participation	—	64,121

					35,053,222

*	Participant loans	Interest rates ranging from 5.75% to 9.25%			472,505

					$35,525,727

*	Represents a party-in-interest to the Plan.
**	Per ERISA guidelines, the cost of investments is not required to be included on this schedule.

See accompanying report of independent registered public accounting firm.